

Morningstar DBRS Policies and Procedures[1] to Prevent the Misuse of Material, Non-Public Information[2]:

- Confidential Information Global Policy

- Personal Securities Ownership and Trading Global Policy

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[1] Certain policies and procedures that are referenced in the Confidential Information Global Policy and Personal Securities Ownership and Trading Global Policy have not been attached to this exhibit as they may contain information that is proprietary or would have their effectiveness diminished if made publicly available.

[2] See also, Morningstar DBRS' Business Code of Conduct for the Morningstar DBRS Group of Companies (See especially Sections 3.19 – 3.20) available at dbrs.morningstar.com/research/228896/dbrs-business-code-of-conduct and Morningstar DBRS's Rating Polices at dbrs.morningstar.com/understanding-ratings/#about-ratings.

CONFIDENTIAL INFORMATION GLOBAL POLICY

Effective Date: June 1, 2020
Owner: Global Compliance
Applies to: All Morningstar DBRS[1] Covered Personnel[2]

I.   Purpose and Scope

This Confidential Information Global Policy ("Policy") sets out Morningstar DBRS' approach to the identification and management of confidential information ("Confidential Information").

This Policy applies to all Covered Personnel in all jurisdictions and should be read in conjunction with the DBRS Insiders Procedure for Europe, the Personal Trading Global Policy and Global Procedure, the DBRS Privileged Account Management Global Procedure and the Morningstar, Inc. Code of Ethics. Capitalized terms are defined herein or in the DBRS Glossary.

II.   Confidential Information

A.   Morningstar DBRS defines Confidential Information to include:

1. Data and information Morningstar DBRS receives from or on behalf of an issuer or entity in connection with Morningstar DBRS' business which Morningstar DBRS knows, or should reasonably know, is information confidential to the issuer, entity or agent.

   This does <u>not</u> include data or information that:
   - i.   was previously known to Morningstar DBRS through independent sources;
   - ii.   was lawfully received from a third party without an obligation of confidence;
   - iii.   was in, or has become part of, the public domain;
   - iv.   has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or
   - v.   is required to be released or disclosed by law.

2. Data and information with respect to a pending Morningstar DBRS credit opinions that has not yet been publicly disclosed.

3. Confidential Information further includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI").

B.   Morningstar DBRS defines MNPI as:

1. Information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:
   - i.   if it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded security; or
   - ii.   there is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

III.   Confidential Information Framework – The Guiding Principles

Covered Personnel must not share Confidential Information except in accordance with this Policy and the following four guiding

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[1] Morningstar DBRS as defined in the DBRS Glossary.
[2] Morningstar DBRS Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

principles.

A. Use Principle

Confidential Information must only be used in the furtherance of Morningstar DBRS' business, or as otherwise agreed with the customer in a letter of engagement or confidentiality agreement. Use of Confidential Information for any other purpose, including for personal gain, is strictly prohibited.

B. Need-to-Know Principle

A Covered Person must only share or pass along Confidential Information to another Covered Person that has the "need to know" the information to complete his or her job function. In addition, Confidential Information must be stored where only Covered Personnel who have a "need to know" can access it. If a Covered Person determines they have access to Confidential Information about which they do not have a "need to know", they must refrain from further accessing the Confidential Information and report the occurrence to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

Although all Covered Personnel are subject to this Policy, any reduction in the number of individuals with access or knowledge of Confidential Information greatly reduces the likelihood that such information will be misused.

C. Safekeeping Principle

Covered Personnel must take reasonable steps to protect Confidential Information from fraud, theft and misuse, or inadvertent disclosure. Morningstar DBRS expects Covered Personnel to adopt safekeeping practices consistent with those set out in the Employee Code of Conduct.

D. Release Principle

Morningstar DBRS generally does not disclose Confidential Information in response to outside requests. Covered Personnel should report the request to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

IV. Prohibited Uses of Confidential Information

As noted above, Confidential Information must only be used in the furtherance of Morningstar DBRS' business, or as otherwise agreed with the customer in a letter of engagement or confidentiality agreement. Other uses of Confidential Information could result in disciplinary action or legal sanction.

In particular, Covered Personnel should note that each of the following may constitute a criminal and/or civil offence in some or all of the jurisdictions in which Morningstar DBRS does business, and upon conviction, could result in the payment of fines and/or a prison sentence:

1. acquiring or disposing of securities or investments, directly or indirectly, for your own account or on account of others, while in possession of related MNPI;

2. recommending or inducing another person to engage in trading or dealing while in possession of related MNPI; and

3. sharing MNPI with another person, other than in accordance with the Need To Know principle in section III.B herein or in the necessary course of business.

Any questions regarding the appropriate use of Confidential Information should be referred to the Chief Compliance Officer or the appropriate Regional Compliance Officer.

V. Permitted Sharing of Confidential Information

A. Sharing Confidential Information - The Need to Know Guiding Principle

Covered Personnel are only permitted to share Confidential Information, including MNPI, with other Covered Personnel when that other person needs to know the information to perform their job function.

B. Permitted Sharing within Morningstar DBRS

Confidential Information relating to credit opinions cannot be shared with anyone who is not within the Morningstar DBRS entity (e.g.,. DBRS, Inc. or MCR) that is or will be issuing the rating, unless:

  1. the person is directly involved in the credit opinion, and

  2. has a "need to know" the information to perform their job function.

A person is "within the Morningstar DBRS entity issuing the rating" if they are an employee, officer, or director of the Morningstar DBRS entity this is issuing or will be issuing a credit opinion, or a consultant engaged by that entity.

While Independent Non-Executive Directors ("INEDS") are "within the company" for which they serve as director, in accordance with separate procedures that Morningstar DBRS employs with such directors, Confidential Information relating to a rating should **not** be shared with INEDs absent an exception granted by the Chief Compliance Officer.

C. Permitted Sharing With External Parties

Confidential Information relating to a credit opinion can only be shared with external parties if they are directly involved in the credit opinion (*e.g.*, the issuer or rated entity and their agents), or as otherwise permitted by the party that provided the Confidential Information.

A public rating that has not yet been published may only be shared with the issuer and its agents.

A public rating or any related rating action[3] may not be made available through a Morningstar DBRS subscription service prior to it being published on the applicable website and disseminated by press release.

D. Permitted Sharing with Regulators

Nothing in this Policy or otherwise limits an individual's ability to communicate voluntarily and directly with an appropriate governmental entity or agency, including Morningstar DBRS' supervising regulators, concerning possible violations of law or regulation, or to provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege, to such entities or agencies, or to cooperate with their investigative activities, and no individual is required to provide notice to or obtain consent from Morningstar DBRS to do so. All provisions of this Policy should be construed in a manner consistent with the preceding sentence.

VI.   Tracking Access to MNPI

From time to time, regulators may ask Morningstar DBRS for details regarding individuals within Morningstar DBRS who received MNPI in connection with Morningstar DBRS' business. In some cases, Covered Personnel may also be tasked to maintain a list of individuals with access to MNPI on an on-going basis. For more information regarding these circumstances, see the Insiders Procedure for Europe.

VII.   Confidential Information with Respect to Morningstar

MNPI and other confidential information pertaining to Morningstar, Inc. and its subsidiaries (including Morningstar DBRS) should be identified and managed in accordance with the applicable provisions of the Morningstar, Inc. Code of Ethics.

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[3] For MCR, includes a Credit Rating Action (as defined in the MCR Glossary), outlook or under review status.

MORNINGSTAR | DBRS

PERSONAL SECURITIES OWNERSHIP AND TRADING GLOBAL POLICY

Effective Date: March 31, 2022
Owner: Global Compliance
Applies to: All Morningstar DBRS Covered Personnel

I.   Purpose and Scope

This Personal Securities Ownership and Trading Global Policy ("PSOT Policy") defines the approach that Morningstar DBRS follows in relation to personal securities ownership, trading, and disclosure, in line with applicable regulatory requirements.

This PSOT Policy applies to all Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel. However, certain sections apply to Covered Personnel differently depending on their involvement in credit rating activities and their access to certain types of Confidential Information.

This Policy should be read in conjunction with the Personal Securities Ownership and Trading Global Procedure ("PSOT Procedure"), the Confidential Information Global Policy ("CI Policy"), Personal Securities Ownership and Trading Global Reference Document, and the Employee Code of Conduct. Terms capitalized throughout this Policy are defined in the aforementioned documents or the Glossary.

II.   Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading." All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as defined in the CI Policy.

III.   Policy Provisions Related to Securities Ownership and Trading

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest related to Morningstar DBRS' credit rating activities,

1. An Analytical Person must not participate in the assignment or monitoring of any credit rating if such Analytical Person or any Immediate Family Member of such Analytical Person, directly or indirectly[i], owns the Securities of the entity that is subject of such credit rating, their Affiliated Entity(ies) or any relevant Related Third Party(ies).

2. Morningstar DBRS maintains Restricted List(s) covering all entities that are subject to Morningstar DBRS credit ratings, their Affiliated Entities and any Related Third Parties, as applicable.

3. Covered Personnel and their respective Immediate Family Members, where applicable, must not directly or indirectly, own Securities of, or have any other direct or indirect ownership interest in, any entity that is in the applicable Restricted List(s).

4. Covered Personnel are also subject to certain requirements pertaining to their respective securities ownership and trading (and that of their respective Immediate Family Members, as applicable) as detailed in the PSOT Procedure.

5. Restricted Lists and applicable requirements are determined and applied based on a Covered Person's role and responsibilities; access, or ability to access MNPI; and the nature of the accounts held by, and Securities owned by, the relevant Covered Person as described in the PSOT Procedure.

IV. Confidentiality

All information that Morningstar DBRS obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.

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[i] For the purpose of this Policy, "indirect" ownership includes beneficial ownership interest that a Covered Person (or an Immediate Family Member of Analytical Personnel) may have in a Covered Account or Reportable Security, including through another natural person or legal entity (for example, holding company or a trust arrangement) that acts on behalf of the Covered Person (or an Immediate Family Member of Analytical Personnel)).